FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes....... No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ...............).

HSBC HOLDINGS PLC

1 March 2017

Notification of Transactions by Persons Discharging Managerial Responsibilities (“PDMRs”)

On 27 February 2017, the following awards of US$0.50 ordinary shares (the “Shares”) in HSBC Holdings plc (the “Company”) were granted under the HSBC Share Plan 2011. The Awards were made in London and are based upon the closing Share price on the London Stock Exchange on 24 February 2017 of £6.5030.
Long Term Incentive Awards
Long term incentive awards (“LTI awards”) were made to the Executive Directors as part of variable pay for the performance year ended 31 December 2016. The LTI award is an award of Shares with a three-year performance period commencing on 1 January 2017 and ending on 31 December 2019. At the end of this performance period, the number of Shares that will vest will be determined based on an assessment of performance against financial and non-financial measures, as detailed in the Directors’ Remuneration Report in the 2016 Annual Report and Accounts. Subject to that assessment, the shares will vest in five equal annual instalments, with the first vesting taking place in March immediately following the end of the performance period and the remainder in equal annual instalments thereafter. Upon vesting, a six-month retention period applies.
Directors
Name	Shares awarded
Stuart Gulliver	613,562
Iain Mackay	343,226
Marc Moses	343,226

Annual Incentive Awards

Awards of (i) immediately vested and (ii) deferred Shares were made under the HSBC Share Plan 2011. These awards relate to the performance year ended 31 December 2016 and comprise part of the Group’s annual incentive arrangements. The awards were determined by assessing performance during the year against financial and non-financial metrics. For Executive Directors, the performance assessment is detailed in the Directors’ Remuneration Report in the 2016 Annual Report and Accounts. Upon vesting, a six-month retention period applies.

(i)
Immediately vested awards
Directors
Name	Shares awarded	Shares sold in respect of Income Tax and Social Security liabilities at £6.4994 per share	Net shares vested
Stuart Gulliver	260,648	122,505	138,143
Iain Mackay	151,776	71,335	80,441
Marc Moses	154,544	72,636	81,908

Other PDMRs
Name	Shares awarded	Shares sold in respect of Income Tax and Social Security liabilities at £6.4994 per share	Net shares vested
Samir Assaf	112,715	52,977	59,738
Peter Boyles	45,206	20,343	24,863
Patrick Burke	71,101	39,689	31,412
John Flint	67,242	31,604	35,638
Andy Maguire	62,295	29,279	33,016
Paulo Maia	33,616	11,766	21,850
Noel Quinn	47,628	22,386	25,242
Antonio Simoes	45,700	21,480	24,220
Peter Wong	69,808	10,472	59,336

(ii)
Deferred Award
The award will vest in five equal annual tranches commencing in March 2020. Upon vesting, a six-month retention period applies.
Other PDMRs
Name	Shares awarded
Samir Assaf	169,073
Peter Boyles	67,809
Patrick Burke*	106,652
John Flint	100,863
Andy Maguire	93,442
Paulo Maia*	50,425
Noel Quinn	71,443
Antonio Simoes	68,550
Peter Wong*	104,712
*Awards vest in five equal annual tranches commencing in March 2018.

The following disclosure is made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Stuart Gulliver

2 - Reason for the notification
Position/status		Group Chief Executive

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc
Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.50	874,210	£5,684,987.63
		Aggregated	£6.503	874,210	£5,684,987.63

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.50	122,505	£796,209.00
		Aggregated	£6.499	122,505	£796,209.00

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Iain Mackay

2 - Reason for the notification
Position/status		Group Finance Director

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.50	495,002	£3,218,998.01
		Aggregated	£6.503	495,002	£3,218,998.01
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.50	71,335	£463,634.70
		Aggregated	£6.499	71,335	£463,634.70

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Marc Moses

2 - Reason for the notification
Position/status		Group Chief Risk Officer

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.50	497,770	£3,236,998.31
		Aggregated	£6.503	497,770	£3,236,998.31
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.50	72,636	£472,090.42
		Aggregated	£6.499	72,636	£472,090.42

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Samir Assaf

2 - Reason for the notification
Position/status		Chief Executive, Global Banking and Markets

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.50	281,788	£1,832,467.36
		Aggregated	£6.503	281,788	£1,832,467.36
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.50	52,977	£344,318.71
		Aggregated	£6.499	52,977	£344,318.71

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Peter Boyles

2 - Reason for the notification
Position/status		Chief Executive of Global Private Banking

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.50	113,015	£734,936.54
		Aggregated	£6.503	113,015	£734,936.54

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.50	20,343	£132,217.29
		Aggregated	£6.499	20,343	£132,217.29

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Patrick Burke

2 - Reason for the notification
Position/status		President and Chief Executive of HSBC US

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.50	177,753	£1,155,927.76
		Aggregated	£6.503	177,753	£1,155,927.76

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.50	39,689	£257,954.69
		Aggregated	£6.499	39,689	£257,954.69

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		John Flint

2 - Reason for the notification
Position/status		Chief Executive, Retail Banking and Wealth Management

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.50	168,105	£1,093,186.82
		Aggregated	£6.503	168,105	£1,093,186.82

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.50	31,604	£205,407.04
		Aggregated	£6.499	31,604	£205,407.04

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Andy Maguire

2 - Reason for the notification
Position/status		Group Chief Operating Officer

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.50	155,737	£1,012,757.71
		Aggregated	£6.503	155,737	£1,012,757.71

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.50	29,279	£190,295.93
		Aggregated	£6.499	29,279	£190,295.93

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Paulo Maia

2 - Reason for the notification
Position/status		Chief Executive, Latin America

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.50	84,041	£546,518.62
		Aggregated	£6.503	84,041	£546,518.62

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.50	11,766	£76,471.94
		Aggregated	£6.499	11,766	£76,471.94

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Noel Quinn

2 - Reason for the notification
Position/status		Chief Executive, Global Commercial Banking

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.50	119,071	£774,318.71
		Aggregated	£6.503	119,071	£774,318.71

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.50	22,386	£145,495.57
		Aggregated	£6.499	22,386	£145,495.57

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Antonio Simoes

2 - Reason for the notification
Position/status		Chief Executive, HSBC Bank plc

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.50	114,250	£742,967.75
		Aggregated	£6.503	114,250	£742,967.75

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.50	21,480	£139,607.11
		Aggregated	£6.499	21,480	£139,607.11

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Peter Wong

2 - Reason for the notification
Position/status		Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		HSBC Holdings plc

Legal Entity Identifier code		MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Acquisition			Price	Volume	Total
			£6.50	174,520	£1,134,903.56
		Aggregated	£6.503	174,520	£1,134,903.56
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-02-27	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP – British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£6.50	10,472	£68,061.72
		Aggregated	£6.499	10,472	£68,061.72

For any queries related to this notification please contact:
Lauren Brown
Shareholder Services Team
020 7992 3761

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 01 March 2017